UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Senti Biosciences, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

81726A209

(CUSIP Number)

Stephanie Brecher

New Enterprise Associates

1954 Greenspring Drive, Suite 600

Timonium, MD 21093

(410) 842-4000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 2, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81726A209	13D	Page 2 of 18 Pages

1	NAMES OF REPORTING PERSONS. New Enterprise Associates 15, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER 442,615 Shares
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER 442,615 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 442,615 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.6%
14	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 81726A209	13D	Page 3 of 18 Pages

1	NAMES OF REPORTING PERSONS. NEA Partners 15, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER 442,615 Shares
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER 442,615 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 442,615 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.6%
14	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 81726A209	13D	Page 4 of 18 Pages

1	NAMES OF REPORTING PERSONS. NEA 15 GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER 442,615 Shares
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER 442,615 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 442,615 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.6%
14	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 81726A209	13D	Page 5 of 18 Pages

1	NAMES OF REPORTING PERSONS. Forest Baskett
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER 442,615 Shares
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER 442,615 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 442,615 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.6%
14	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 81726A209	13D	Page 6 of 18 Pages

1	NAMES OF REPORTING PERSONS. Anthony A. Florence, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER 442,615 Shares
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER 442,615 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 442,615 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.6%
14	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 81726A209	13D	Page 7 of 18 Pages

1	NAMES OF REPORTING PERSONS. Mohamad H. Makhzoumi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER 442,615 Shares
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER 442,615 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 442,615 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.6%
14	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 81726A209	13D	Page 8 of 18 Pages

1	NAMES OF REPORTING PERSONS. Scott D. Sandell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER 442,615 Shares
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER 442,615 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 442,615 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.6%
14	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 81726A209	13D	Page 9 of 18 Pages

Item 1.  Security and Issuer.

This Amendment No. 1 to Schedule 13D amends and supplements the Schedule 13D originally filed on July 15, 2022 (the “Schedule 13D”), and relates to the common stock, $0.0001 par value (the “Common Stock”) of Senti Biosciences, Inc. (the “Issuer”), having its principal executive office at 2 Corporate Drive, First Floor, South San Francisco, CA 94080.

Certain terms used but not defined in this Amendment No. 1 have the meanings assigned thereto in the Schedule 13D. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported on the Schedule 13D.

Item 2.  Identity and Background.

This statement is being filed by:

(a) New Enterprise Associates 15, L.P. (“NEA 15”), NEA Partners 15, L.P. (“NEA Partners 15”), which is the sole general partner of NEA 15; and NEA 15 GP, LLC (“NEA 15 LLC” and together with NEA Partners 15, the “Control Entities”), which is the sole general partner of NEA Partners 15; and

(b) Forest Baskett (“Baskett”), Anthony A. Florence, Jr. (“Florence”), Mohamad H. Makhzoumi (“Makhzoumi”) and Scott D. Sandell (“Sandell”) (together, the “Managers”) and Peter W. Sonsini (“Sonsini”). The Managers are the managers of NEA 15 LLC.

The persons named in this Item 2 are referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.”

The address of the principal business office of each Control Entity and Sandell is New Enterprise Associates, 1954 Greenspring Drive, Suite 600, Timonium, MD 21093. The address of the principal business office of Baskett and Makhzoumi is New Enterprise Associates, 2855 Sand Hill Road, Menlo Park, CA 94025. The address of the principal business office of Florence is New Enterprise Associates, 104 5th Avenue, 19th Floor, New York, NY 10011.

The principal business of NEA 15 is to invest in and assist growth-oriented businesses located principally in the United States. The principal business of NEA Partners 15 is to act as the sole general partner of NEA 15. The principal business of NEA 15 LLC is to act as the sole general partner of NEA Partners 15. The principal business of each of the Managers is to manage the Control Entities and a number of affiliated partnerships with similar businesses.

During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

NEA 15 LLC is a limited liability company organized under the laws of the State of Delaware. NEA 15 and NEA Partners 15 are limited partnerships organized under the laws of the State of Delaware. Each of the Managers is a United States citizen.

Item 3.  Source and Amount of Funds or Other Consideration.

Not applicable.

CUSIP No. 81726A209	13D	Page 10 of 18 Pages

Item 4.  Purpose of Transaction.

The information set forth in Item 6 of this Amendment No. 1 to Schedule 13D is incorporated by reference in its entirety into this Item 4. NEA 15 entered into the Securities Purchase Agreement for investment purposes. Depending on market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors, NEA 15 and other Reporting Persons may dispose of or acquire additional shares of the Issuer. Except as set forth above, none of the Reporting Persons has any present plans which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

(a)	The amounts of Common Stock reported herein reflect a 1-for-10 reverse stock split effected by the Issuer on July 17, 2024. NEA 15 is the record owner of the NEA 15 Shares. As the general partner of NEA 15, NEA Partners 15 may be deemed to own beneficially the NEA 15 Shares. As the sole general partner of NEA Partners 15, NEA 15 LLC may be deemed to own beneficially the NEA 15 Shares. As members of NEA 15 LLC, each of the Managers may be deemed to own beneficially the NEA 15 Shares.

Each Reporting Person disclaims beneficial ownership of the NEA 15 Shares other than those shares which such person owns of record.

The percentage of outstanding Common Stock of the Issuer which may be deemed to be beneficially owned by each Reporting Person is set forth on Line 13 of such Reporting Person’s cover sheet. Such percentage was calculated based on 4,588,645 shares of Common Stock reported by the Issuer to be outstanding as of November 8, 2024, on the Issuer’s Form 10-Q filed with the SEC on November 14, 2024.

CUSIP No. 81726A209	13D	Page 11 of 18 Pages

(b)	Regarding the number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See line 7 of cover sheets

(ii)	shared power to vote or to direct the vote: See line 8 of cover sheets

(iii)	sole power to dispose or to direct the disposition: See line 9 of cover sheets

(iv)	shared power to dispose or to direct the disposition: See line 10 of cover sheets

(c)	Except as set forth in Item 3 above, none of the Reporting Persons has effected any transaction in the NEA 15 Shares during the last 60 days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, NEA 15 Shares beneficially owned by any of the Reporting Persons.

(e)	Sonsini has ceased to beneficially own five percent (5%) or more of the Issuer’s Common Stock as a result of ceasing to be a manager of NEA 15 LLC.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On December 2, 2024, the Issuer, NEA 15 and certain other investors entered into a securities purchase agreement (the “Securities Purchase Agreement”), pursuant to which the Issuer agreed to issue and sell, and NEA 15 agreed to purchase, in a private placement (the “Offering”), (i) 3,333 shares of Series A Convertible Preferred Stock, par value $0.0001 per share (the “Series A Preferred Stock”), for an aggregate purchase price of $7,499,250.00 and (ii) accompanying warrants (the “Warrants” and the shares underlying the Warrants, the “Warrant Shares”) to purchase up to 4,999,500 shares of Common Stock.

The Series A Preferred Stock issued in the Offering will not become convertible until the Issuer’s stockholders approve (i) the issuance of all Common Stock issuable upon conversion of the Series A Preferred Stock and (ii) the issuance of the Warrant Shares upon exercise of the Warrants (collectively, the “Stockholder Approval”). On the first trading day following the announcement of the Stockholder Approval, the Issuer may, at its option, cause each share of Series A Preferred Stock to automatically convert into such number of shares of Common Stock, at the conversion price of $2.25 per share (the “Conversion Price”). Additionally, if the Issuer has not elected to automatically convert the Series A Preferred Stock, then at the option of each individual holder of Series A Preferred Stock, each share of Series A Preferred Stock held by such holder, not otherwise converted, shall be convertible into the applicable number of shares of Common Stock at the Conversion Price.

Each Warrant has an exercise price of $2.30 per share. The Warrants are exercisable at any time and from time to time on or after the Stockholder Approval and on or prior to the five year anniversary of the original issuance date. NEA 15 may not exercise the Warrant if NEA 15, together with its affiliates, would beneficially own more than 9.99% of the number of shares of Common Stock outstanding immediately after giving effect to such exercise. NEA 15 may increase or decrease this percentage not in excess of 45.00% by providing at least 61 days’ notice to the Issuer.

The closing of the Offering is expected to occur on or about December 5, 2024, subject to the satisfaction of customary closing conditions. The securities issued in the Offering were issued in a private placement transaction exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”) and have not been registered under the Securities Act.

CUSIP No. 81726A209	13D	Page 12 of 18 Pages

The foregoing description of the Securities Purchase Agreement and the terms and conditions of the Series A Preferred Stock and Warrants issued thereunder does not purport to be complete and is qualified in its entirety by reference to the full text of the form of Securities Purchase Agreement, Certificate of Designation of Preferences, Rights and Limitations of the Series A Convertible Preferred Stock and form of Common Stock Warrant, copies of which are attached as Exhibits 10.1, 3.1 and 4.1 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on December 2, 2024 (the “Form 8-K”) and incorporated by reference herein.

In connection with the Offering, NEA 15 entered into that certain Registration Rights Agreement, the form of which is set forth as Exhibit 10.2 to the Form 8-K and incorporated by reference herein.

Further, in connection with the Offering, NEA 15 entered into a letter agreement (the “Designation Agreement”) with the Issuer pursuant to which NEA 15 has the right to designate two directors to the Issuer’s Board of Directors, provided that NEA 15 continues to beneficially own at least either 1,666 shares of the Series A Preferred Stock or 1,666,500 of the shares of Common Stock issuable upon conversion of the Series A Preferred Stock (in each case subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization). One of NEA 15’s designees is Edward Mathers, who is already serving on the Issuer’s Board of Directors, and the other designee is initially vacant. The Issuer has agreed in the Designation Agreement to not increase the size of the Board of Directors without the consent of NEA 15 so long as NEA 15 has the right to designate directors thereunder. Pursuant to the Designation Agreement, NEA 15 also has certain information and access rights as long as NEA 15 has a right to designate one or more directors and beneficially owns more than 5% of the outstanding shares of Common Stock, respectively. The foregoing description of the Designation Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Designation Agreement, a copy of which is attached as Exhibit 10.4 to the Form 8-K and incorporated by reference herein.

Item 7.  Material to be Filed as Exhibits.

Exhibit 1 – Agreement regarding filing of joint Schedule 13D.

Exhibit 2 – Power of Attorney regarding filings under the Securities Exchange Act of 1934, as amended.

CUSIP No. 81726A209	13D	Page 13 of 18 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

EXECUTED this 4th day of December, 2024.

NEW ENTERPRISE ASSOCIATES 15, L.P.

By:	NEA PARTNERS 15, L.P. General Partner

By:	NEA 15 GP, LLC General Partner

  By:                             *

 Anthony A. Florence, Jr.

 Managing Partner and Co-Chief Executive Officer

  By:                             *

 Mohamad Makhzoumi

 Managing Partner and Co-Chief Executive Officer

NEA PARTNERS 15, L.P.

By:	NEA 15 GP, LLC General Partner

  By:                             *

 Anthony A. Florence, Jr.

 Managing Partner and Co-Chief Executive Officer

  By:                             *

 Mohamad Makhzoumi

 Managing Partner and Co-Chief Executive Officer

NEA 15 GP, LLC

By:                             *

Anthony A. Florence, Jr.

Managing Partner and Co-Chief Executive Officer

By:                             *

Mohamad Makhzoumi

Managing Partner and Co-Chief Executive Officer

CUSIP No. 81726A209	13D	Page 14 of 18 Pages

                 *

Forest Baskett

                 *

Anthony A. Florence, Jr.

                 *

Mohamad H. Makhzoumi

                 *

Scott D. Sandell

                 *

Peter W. Sonsini

*/s/ Zachary Bambach

Zachary Bambach

As attorney-in-fact

This Amendment No. 1 to Schedule 13D was executed by Zachary Bambach on behalf of the individuals listed above pursuant to a Power of Attorney a copy of which is attached as Exhibit 2.

CUSIP No. 81726A209	13D	Page 15 of 18 Pages

EXHIBIT 1

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of stock of Senti Biosciences, Inc.

EXECUTED this 4th day of December, 2024.

NEW ENTERPRISE ASSOCIATES 15, L.P.

By:	NEA PARTNERS 15, L.P. General Partner

By:	NEA 15 GP, LLC General Partner

  By:                             *

 Anthony A. Florence, Jr.

 Managing Partner and Co-Chief Executive Officer

  By:                             *

 Mohamad Makhzoumi

 Managing Partner and Co-Chief Executive Officer

NEA PARTNERS 15, L.P.

By:	NEA 15 GP, LLC General Partner

  By:                             *

 Anthony A. Florence, Jr.

 Managing Partner and Co-Chief Executive Officer

  By:                             *

 Mohamad Makhzoumi

 Managing Partner and Co-Chief Executive Officer

NEA 15 GP, LLC

By:                             *

Anthony A. Florence, Jr.

Managing Partner and Co-Chief Executive Officer

By:                             *

Mohamad Makhzoumi

Managing Partner and Co-Chief Executive Officer

CUSIP No. 81726A209	13D	Page 16 of 18 Pages

                 *

Forest Baskett

                 *

Anthony A. Florence, Jr.

                 *

Mohamad H. Makhzoumi

                 *

Scott D. Sandell

                 *

Peter W. Sonsini

*/s/ Zachary Bambach

Zachary Bambach

As attorney-in-fact

This Agreement relating to Schedule 13D was executed by Zachary Bambach on behalf of the individuals listed above pursuant to a Power of Attorney a copy of which is attached hereto as Exhibit 2.

CUSIP No. 81726A209	13D	Page 17 of 18 Pages

EXHIBIT 2

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby constitutes and appoints Zachary Bambach, Nicole Hatcher and Stephanie Brecher, and each of them, with full power to act without the others, his or her true and lawful attorney-in-fact, with full power of substitution, to sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of himself as an individual or in his or her capacity as a direct or indirect general partner, director, officer or manager of any partnership, corporation or limited liability company, pursuant to section 13 or 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any and all regulations promulgated thereunder, including, without limitation, Forms 3, 4 and 5 and Schedules 13D and 13G (and any amendments thereto), and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission (the “SEC”), including, but not limited to, signing a Form ID for and on behalf of the undersigned and filing such Form ID with the SEC, and with any other entity when and if such is mandated by the Exchange Act or by the Financial Industry Regulatory Authority, granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate, fully to all intents and purposes as he or she might or could do in person, thereby ratifying and confirming all that said attorney-in-fact, or his or her substitutes, may lawfully do or cause to be done by virtue hereof. This power of attorney is perpetual, unless revoked by the undersigned in a signed writing delivered to each of the foregoing attorneys-in-fact.

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 29th day of February, 2024.

/s/ Peter J. Barris
Peter J. Barris

/s/ Forest Baskett
Forest Baskett

/s/ Ali Behbahani
Ali Behbahani

/s/ Ronald D. Bernal
Ronald D. Bernal

/s/ Ann Bordetsky
Ann Bordetsky

/s/ Carmen Chang
Carmen Chang

/s/ Philip Chopin
Philip Chopin

/s/ Anthony A. Florence, Jr.
Anthony A. Florence, Jr.

/s/ Jonathan Golden
Jonathan Golden

/s/ Scott Gottlieb
Scott Gottlieb

CUSIP No. 81726A209	13D	Page 18 of 18 Pages

/s/ Mark Hawkins
Mark Hawkins

/s/ Jeffrey R. Immelt
Jeffrey R. Immelt

/s/ Aaron Jacobson
Aaron Jacobson

/s/ Patrick J. Kerins
Patrick J. Kerins

/s/ Hilarie Koplow-McAdams
Hilarie Koplow-McAdams

/s/ Vanessa Larco
Vanessa Larco

/s/ Julio C. Lopez
Julio C. Lopez

/s/ Tiffany Le
Tiffany Le

/s/ Mohamad H. Makhzoumi
Mohamad H. Makhzoumi

/s/ Edward T. Mathers
Edward T. Mathers

/s/ Gregory Papadopoulos
Gregory Papadopoulos

/s/ Kavita Patel
Kavita Patel

/s/ Scott D. Sandell
Scott D. Sandell

/s/ A. Brooke Seawell
A. Brooke Seawell

/s/ Peter Sonsini
Peter Sonsini

/s/ Melissa Taunton
Melissa Taunton

/s/ Paul E. Walker
Paul E. Walker

/s/ Rick Yang
Rick Yang